

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 3, 2007

By U.S. Mail and Facsimile

Ms. Theresa E. Wagler
Chief Financial Officer
Steel Dynamics, Inc.
6714 Pointe Inverness Way
Suite 200
Fort Wayne, IN 46804

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **File No. 000-21719**

Dear Ms. Wagler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief